82-1571

Hilton Group plc

RECEIVED
2004 AUG 10 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 July 2004

Michael Pressman
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549-0302
USA

04036141

SUPPL

Dear Mr Pressman

HILTON GROUP PLC – 12G LIST

I refer to my colleague Barbara Hughes' letter dated 13 April 2004 to Michael Coco and note that we are still appearing on your list of exempt companies under our old company name of Ladbroke Group PLC.

Please would you update your records as soon as possible to show the name Hilton Group plc and send me confirmation that this has been done.

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

Yours sincerely

J Livesey

Jane Livesey
Assistant Group Secretary

dlw 8/10

jl40730a.doc

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